UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 18)

NextDecade Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of class of securities)

65342K105
(CUSIP number)

York Capital Management Global Advisors LLC
1330 Avenue of the Americas, 20th Floor
New York, NY 10019
Telephone: (212) 300-1300

with copies to:
Kaitlin Descovich
Weil, Gotshal & Manges LLP
2000 M Street NW
Washington, DC 20026
Telephone: (202) 682-7000

(Name, address and telephone number of person authorized to receive notices and communications)

July 29, 2024
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
York Capital Management Global Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
4,264,298 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
4,264,298 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,264,298 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

This Amendment No. 18 (“Amendment No. 18”) amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 3, 2017 (as amended, the “Statement”), and is filed by the Reporting Person with respect to the common stock, $0.0001 par value per share (“Shares”) of NextDecade Corporation (the “Issuer”).  Capitalized terms used herein but not defined shall have the meaning given to them in the Statement.

Item 2.	Identity and Background.

Item 2 is amended and supplemented as follows:

(a) This Statement is being filed by York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA” or the “Reporting Person”). This Statement is being filed by YGA with respect to the following Share ownership amounts as of July 29, 2024:

•	0 Shares beneficially owned directly by York Capital Management, L.P., a Delaware limited partnership (“York Capital”);

•	0 Shares beneficially owned directly by York Credit Opportunities Fund, L.P., a Delaware limited partnership (“York Credit Opportunities”);

•	0 Shares beneficially owned directly by York Credit Opportunities Investments Master Fund, L.P., a Cayman limited partnership (“York Credit Opportunities Master”);

•	0 Shares beneficially owned directly by FDAF Dislocated Asset Fund II, L.P., a Delaware limited partnership (formerly known as York European Fund, “FDAF”);

•	3,016,677 Shares beneficially owned directly by York Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Multi-Strategy”);

•	1,247,621 Shares beneficially owned directly by York Tactical Energy Fund L.P., a Delaware limited partnership (“York Tactical”); and

•
0 Shares beneficially owned directly by York Tactical Energy Fund PIV-AN L.P., a Delaware limited partnership (“York Tactical PIV-AN” and together with York Tactical, York Capital, York Credit Opportunities, York Credit Opportunities Master, FDAF, and York Multi-Strategy, the “York Funds”).

YGA, the sole managing member of Dinan Management LLC, a New York limited liability company (“Dinan Management”), and the sole managing member of the general partner of each of York Capital, York Credit Opportunities, York Credit Opportunities Master, York Multi-Strategy, York Tactical and York Tactical PIV-AN, exercises investment discretion over such investment funds and accordingly may be deemed to have beneficial ownership over the Shares beneficially owned directly by the York Funds.

James G. Dinan is the Founder of YGA.  William Vrattos is Managing Partner.

York Credit Opportunities Domestic Holdings, LLC, a New York limited liability company (“York Credit Opportunities Domestic”), is the general partner of York Credit Opportunities and York Credit Opportunities Master.  YGA is the sole managing member of York Credit Opportunities Domestic.

FDAF Dislocated Asset Fund II GP Limited (formerly known as York European Holdings, “FDAF GP”) is the general partner of FDAF. YGA is the investment advisor to FDAF.

York Tactical Energy Holdings, LLC, a New York limited liability company (“York Tactical GP”) is the general partner of York Tactical and York Tactical PIV-AN.

The name of each director and each executive officer of YGA is set forth on Exhibit 1 to this Statement, which is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented as follows:

On July 29, 2024, the previously described transaction pursuant to the Secondary Block Trade Agreements between the York Funds and each of Hanwha Aerospace Co., Ltd. (“Hanwha Aerospace”) and Hanwha Ocean USA International LLC (“Hanwha Ocean”) closed and the York Funds sold 35,072,737 Shares, in the aggregate, to Hanwha Aerospace and Hanwha Ocean at a price per share of $7.50.

Item 5.	Interests in the Securities of the Issuer.

Item 5 is amended and restated as follows:

The responses set forth on rows 7 through 13 of the cover pages of this Amendment No. 18 are incorporated by reference in this Item 5. The beneficial ownership information that follows in this Item 5 is as the date of this Amendment No. 18.

(a)       (i) YGA may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 4,264,298 Shares in the aggregate, which represents approximately 1.7% of the outstanding Shares (calculated based on 257,994,156 Shares outstanding as of May 3, 2024, as reported in the Issuer’s Amendment No. 1 to the Quarterly Report on Form 10-Q/A filed with the Securities and Exchange Commission on May 13, 2024 (the “Outstanding Shares”).

(ii) York Capital may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 0 Shares. As the general partner of York Capital, Dinan Management may be deemed to be the beneficial owner of the securities beneficially owned by York Capital.

(iii) York Credit Opportunities may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 0 Shares. As the general partner of York Credit Opportunities, York Credit Opportunities Domestic may be deemed to be the beneficial owner of the securities beneficially owned by York Credit Opportunities.

(iv) York Credit Opportunities Master may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 0 Shares. As the general partner of York Credit Opportunities Master, Dinan Management may be deemed to be the beneficial owner of the securities beneficially owned by York Credit Opportunities Master.

(v) FDAF may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 0 Shares. As the general partner of FDAF, FDAF GP may be deemed to be the beneficial owner of the securities beneficially owned by FDAF.

(vi) York Multi-Strategy may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 3,016,677 Shares. As the general partner of York Multi-Strategy, Dinan Management may be deemed to be the beneficial owner of the securities beneficially owned by York Multi-Strategy.

(vii) York Tactical may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 1,247,621 Shares. As the general partner of York Tactical, York Tactical Holdings may be deemed to be the beneficial owner of the securities beneficially owned by York Tactical.

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(viii) York Tactical PIV-AN may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 0 Shares. As the general partner of York Tactical PIV-AN, York Tactical Holdings may be deemed to be the beneficial owner of the securities beneficially owned by York Tactical PIV-AN.

(ix) To the knowledge of the Reporting Person, except as described above, no Shares are beneficially owned, or may be deemed to be beneficially owned, by any of the persons named on Exhibit 1 to the Statement. The number of Shares beneficially owned and the percentage of Shares represented thereby, for each person named above, have been computed in accordance with Rule 13d-3 under the Exchange Act.

(b)       (i) YGA may be deemed to be the beneficial owner of 4,264,298 Shares in the aggregate, which represent approximately 1.7% of the Outstanding Shares.

(ii) York Capital may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 0 Shares. As the general partner of York Capital, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of securities beneficially owned by York Capital.

(iii) York Credit Opportunities may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 0 Shares. As the general partner of York Credit Opportunities, York Credit Opportunities Domestic may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of the securities beneficially owned by York Credit Opportunities.

(iv) York Credit Opportunities Master may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 0 Shares.  As the general partner of York Credit Opportunities Master, Dinan Management may be deemed to be the beneficial owner of the securities beneficially owned by York Credit Opportunities Master.

(v) FDAF Dislocated Asset Fund II L.P. (formerly known as York European Fund) may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 0 Shares. As the general partner of FDAF Dislocated Asset Fund II L.P., FDAF Dislocated Asset Fund II GP Limited (formerly known as York European Holdings) may be deemed to be the beneficial owner of the securities beneficially owned by FDAF Dislocated Asset Fund II L.P.

(vi) York Multi-Strategy may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 3,016,677 Shares. As the general partner of York Multi-Strategy, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of the securities beneficially owned by York Multi-Strategy.

(vii) York Tactical may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 1,247,621 Shares. As the general partner of York Tactical, York Tactical Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of the securities beneficially owned by York Tactical.

     (viii) York Tactical PIV-AN may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 0 Shares. As the general partner of York Tactical PIV-AN, York Tactical Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of the securities beneficially owned by York Tactical PIV-AN.

(ix) To the knowledge of the Reporting Person, none of the persons named on Exhibit 1 to the Statement has, or may be deemed to have, any power to dispose of, direct the disposition of, vote or direct the vote of any Shares, except as set forth on Exhibit 1.

(c)       Except as reported in this Amendment No. 18, including Exhibit 1 hereto, none of the Reporting Person of the persons named on Exhibit 1 to the Statement has effected any transaction in Shares within last 60 days.

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(d)       To the knowledge of the Reporting Person, no other Reporting Person or person named on Exhibit 1 to the Statement has the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of the securities of the Issuer reported on this Amendment No. 18.

(e)       Following the closing of the transactions reported on this Amendment No. 18, the Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s common stock.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2024
York Capital Management Global Advisors, LLC

	By:	/s/ Brian Traficante
		Name:	Brian Traficante
		Title:	Managing Director & Chief Operating Officer, General Counsel and Chief Compliance Officer

EXHIBIT 1
DIRECTORS AND EXECUTIVE OFFICERS OF
YORK CAPITAL MANAGEMENT GLOBAL ADVISORS, LLC.

Name	Title	Principal Business Address	Principal Occupation	Citizenship	Ownership of Shares[1]
James G. Dinan	Founder	1330 Avenue of the Americas, 20th Floor New York, NY 10019	Investment management	USA	2,149,053
William Vrattos	Chief Investment Officer and Managing Partner	1330 Avenue of the Americas, 20th Floor New York, NY 10019	Investment management	USA	744,486

1.	Represents shares directly held and indirect interests in Shares through investment vehicles.